(Translation)



                                                                  March 31, 2008
To Whom It May Concern:

                            Company Name: TOYOTA MOTOR CORPORATION
                            Name and Title of Representative:
                                        Katsuaki Watanabe, President
                            (Code Number: 7203
                                       Securities exchanges throughout Japan)
                            Name and Title of Contact Person:
                                         Takuo Sasaki
                                         General Manager, Accounting Division
                            (Telephone Number: 0565-28-2121)


                                Notice Concerning
                                -----------------
          Decision on Matters Relating to Acquisition of Own Shares and
          -------------------------------------------------------------
                      Results of Acquisition of Own Shares
                      ------------------------------------
                  (Acquisition of Own Shares from Subsidiaries
                 pursuant to Article 163 of the Corporation Act)

At a meeting held on March 31, 2008, the Board of Directors of Toyota Motor Corporation ("TMC") resolved, pursuant to the provisions of Article 163 of the Corporation Act as applicable by incorporating certain provisions of Article 156 of the Corporation Act, on matters relating to acquisition of its own shares held by its subsidiaries, and proceeded with the repurchase of such shares of TMC on the same day. We hereby inform you of the following.


1.  Names of the subsidiaries

    Toyoda Iron Works Co., Ltd. and GIFU AUTO BODY Co., Ltd.



2.  Reasons for acquisition

    TMC repurchased shares of its common stock that had been held by the subsidiaries specified above, pursuant to the provisions of Article 135, Paragraph 3 of the Corporation Act.


3.  Details of matters relating to the acquisition

    (1)  Type of shares that were acquired        Shares of common stock of TMC


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    (2)  Aggregate number of shares acquired      1,217,600 shares
                                                  (The ratio  to  the  aggregate
                                                  number    of   issued   shares
                                                  (excluding  treasury  shares):
                                                  0.04%)

                                                  (Repurchase  from  Toyoda Iron
                                                  Works   Co.,   Ltd.:   648,700
                                                  shares;  Repurchase  from GIFU
                                                  AUTO BODY  Co.,  Ltd.: 568,900
                                                  shares)

    (3)  Aggregate purchase price of shares       JPY 6,051,472,000

    (4)  Date of acquisition of own shares        March 31, 2008

    (5)  Method of acquisition                    Purchase   through   bilateral
                                                  transaction

[Reference]
Treasury shares held by TMC as of February 29, 2008

   o  Aggregate number of issued shares

      (excluding treasury shares)                 3,150,450,813 shares

   o  Number of treasury shares                     459,546,679 shares